Mail Stop 3561

August 6, 2008

Kevin A. Green
President and Chief Executive Officer
Celebrate Express, Inc.
11232 — 120th Avenue, NE
Kirkland, WA 98033

> **Re:** **Celebrate Express, Inc.**
> **Preliminary Proxy Statement Relating to a Merger or Acquisition on**
> **Schedule 14A**
> **Filed August 5, 2008**
> **File No. 000-50973**

Dear Mr. Green:

We have reviewed your letter dated August 4, 2008 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter.

<u>Opinion of the Financial Advisor to the Board of Directors of Celebrate Express, page 20</u>

1. We note your response to comment 9 of our letter dated August 1, 2008. To clarify, our comment concerns the following statement in the third-to-last paragraph of Cowen's fairness opinion: "It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent." Please disclose in your proxy statement that Cowen has consented to the use of its opinion in your document.

* * *

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Wilson
        Heller Ehrman LLP
        Facsimile No. (206) 447-0849